May 24, 2011

VIA EDGAR AS CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Kevin L. Vaughn, Accounting Branch Chief

Re:	Titan Energy Worldwide, Inc. (the “Company”)
Form 10-K for year ended December 31, 2010, filed April 6, 2011
File No. 0-26139

Dear Mr. Vaughn:

We are counsel to the Company.  On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated April 26, 2011, relating to the above-captioned Form 10-K for the Fiscal Year Ended December 31, 2010. The Company has amended the Form 10-K in response to the SEC’s comments and filed the amendment on EDGAR as of the date of this letter.  In response to Staff comments 1 and 5 herein we have attached the changed pages of Form 10K/A Amendment No. 1 marked against the original filing as Exhibit A. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Description of Business, page 3

Overview, page 3

1. We note your presentation of the non-GAAP measure, EBITDA and corresponding reconciliation on page 32. Please address the following:

•
We note that your EBITDA calculation excludes items such as stock based compensation, expense related to warrants and changes in operating assets and liabilities. Given that it does not appear as though you have calculated EBITDA in accordance with SEC Exchange Act Release No. 47226, please revise your description of this measure to refer to adjusted EBITDA. Refer to the guidance in Non-GAAP Financial Measure Compliance and Disclosure Interpretation 103.01, which is available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

•
In addition, it appears that your adjusted EBITDA excludes charges or liabilities that will require cash settlement. Please explain to us how your presentation complies with the guidance set forth in Item 10(e)(1)(ii)(A) of Regulation S-K.

•
Revise future filings to clearly indicate that your adjusted EBITDA for the year ended December 31, 2010 was a negative number. Your current disclosure on page 3 implies that your adjusted EBITDA was a positive number.

Please provide us with a sample of your proposed revised disclosures.

The disclosure below will be title adjusted EBITDA with the following explanation; it will be included as part of MD&A under the caption additional information. This information was provided in our 10-Q filed on May 20, 2011.

Additional Information

Non-GAAP Financial Measures

To supplement our consolidated financial statements presented on a GAAP basis, we believe disclosing certain non- GAAP measures are useful information to our investors, we use an adjusted EBITDA to provide this additional information. These non-GAAP measures are not in accordance with, or alternative for, generally accepted accounting principles in the United States.

The GAAP measure most comparable to adjusted EBITDA is GAAP net income (loss): a reconciliation for adjusted EBITDA to GAAP net income (loss) is provided below.

Management uses this adjusted EBITDA calculation as a measure of operating performance and for internal planning and forecasting. Management believes that such measures help to indicate underlying trends in our business, are important in comparing our current results with prior period results and are useful to investors and financial analysts in assessing our operating performance. Management considers adjusted EBITDA to be an important indicator of our operational strength and the performance of our business and good measure of our historical operating trend.

The following is an explanation of non-GAAP, adjusted EBITDA, that we utilize, including the adjustments that management excludes as part of the adjusted EBITDA measures for the three months ended March 31, 2011 and 2010, respectively, as well as reasons for excluding individual items:

•
Management defines adjusted EBITDA as net income (loss), excluding depreciation, amortization, stock based compensation, interest, income taxes (benefit) and other income and expense. Adjusted EBITDA eliminates items that do not require cash outlays, such as warrants and beneficial conversion feature from issuing convertible securities which are treated as debt discounts and amortized to expense, fair value adjustment for warrants which is dependent on current stock price, volatility, term and interest rate which are factors that are not easily controlled and amortization expense related to acquisition-related assets, which are based on our estimate of the useful life of tangible and intangible assets.  These estimates could vary from the actual performance of the asset, based on the value determine on acquisition date and may not be indicative of current or future capital expenditures.

•
Adjusted EBITDA may have limitations as an analytical tool. The adjusted EBITDA financial information presented here should be considered in conjunction with, and not as a substitute for or superior to, financial information presented in accordance with GAAP and should not be considered as a measure of our liquidity. Further, adjusted EBITDA as a measure may differ from other companies and therefore should not be used to compare our performance to that of other companies.

Adjusted EBITDA was negative $(600,093) and negative $(95,157) for the three months ended March 31, 2011 and 2010, respectively. The reconciliation of adjusted EBITDA to net loss is set forth below:

	Three Months Ended March 31,
	2011	2010
Net loss	$(1,032,186)	$(553,922)
Add back:
Depreciation and amortization	81,282	57,495
Stock Based Compensation	70,719	217,582
Interest	94,550	45,541
Amortization of debt discount	372,580	138,147
Fair value adjustment on warrants	(187,038)	-
Adjusted EBITDA	$(600,093)	$(95,157)

We have amended our Form 10-K for the year ended December 31, 2010 to reflect the corrected EBITDA number on page 3.  For your convenience, the Company’s Form 10-K/A Amendment No. 1 for the period ended December 31, 2010 marked against the original filing is attached hereto as Exhibit A.

Note 4 — Notes Payable, page F- 14

2. We note your response to prior comment one in our letter dated March 2, 2011. We note that you believe that a decline in your share price would lead to a final liquidation of the company and therefore your conversion feature would not be subject to bifurcation. Given that there is no explicit limit on the number of shares you may have to issue under your convertible note agreement, it is unclear how you concluded your conversion feature should he classified as equity. Please explain to us if there is a provision which requires liquidation of the company when your shares reach a certain price. If there is no such explicit provision in place please explain to us how you concluded that your conversion feature is appropriately classified as equity.

We have determined that to treat these securities as a liability requires the use of a Monte Carlo calculation and to avoid an independence issue with UHY, the Company has contracted Grant Thornton to do these calculations. These calculations cannot be completed until June 1, 2011. The Company hereby requests an extension on the response to this Comment 2 until that time.

3. We note that the notes you issued during the year ended December 31, 2010, contained beneficial conversion features of $681,203 and $297,430, respectively. Please reconcile the beneficial conversion feature disclosed in this footnote to amount recognized in your statement of stockholders equity of $1,320,748.

During 2010, the Company had revised its estimate on the convertible notes issued in June 2009 to compute a more accurate beneficial conversion feature. This resulted in an additional beneficial conversion feature on these notes of $122,191. The Company does not believe the amount is material and therefore no restatement of December 31, 2009 or 2010 is necessary. The Company also included in this amount the value of the warrant issued with the convertible notes from November to December 2011 that were issued in 2010.  Below is a reconciliation of the amounts credited to paid in capital.

Convertible notes payable, bearing interest at 12% payable on demand	BCF	$122,191

Convertible notes payable bearing interest at 10% due May to November 2011	BCF	681,203

Convertible notes payable bearing interest at 10% due November to December 2011	BCF	297,430

Convertible notes payable bearing interest at 10% due November to December 2011	WAR	219,924

Total per Statement of Stockholder Equity		$1,320,748

Note 4 - Fair Value. page F-20

4. We note the significance of your level 3 liabilities. Please explain to us the inputs and valuation technique(s) you used to measure the fair value of those liabilities. Refer to paragraph 810.10-50-2e of the FAS13 Accounting Standards Codification. Revise future filings as necessary based on our comment.

The Company’s fair value measurements for level three inputs were based on the following methods:

1.	Common Stock Warrants – are valued using the Black-Scholes model updated for current stock price, volatility, interest rate and remaining term.
2.	Purchase obligation of a stock option – represent the value of the purchase obligation to buyback these options at any time during the next two years.
3.	Contingent Consideration – was determined under ASC 805 using a probability and discounted cash flow approach. The assumptions are reviewed quarterly to determine if an adjustment is required.

Exhibits 32.1 and 32.2

5. We note that your certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act refer to the fiscal year ended December 31, 2009. Please amend your filing to include signed certifications for the fiscal year ended December 31, 2010.

We have amended our filing to provide signed certifications on Exhibits 32.1 and 32.2 for the fiscal year ended December 31, 2010.  The Company’s Form 10-K/A Amendment No. 1 for the period ended December 31, 2010 marked against the original filing is attached hereto as Exhibit A.

**************

We trust that the foregoing is responsive to the Staff’s comments.  In addition, we have attached hereto our client’s acknowledgement that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,

/s/ Arthur Marcus
Arthur Marcus, Esq.

Titan Energy Worldwide
55820 Grand River. Suite 225
New Hudson, MI 48165

May 24, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn:  Kevin L. Vaughn, Accounting Branch Chief

Re: Titan Energy Worldwide Inc. 10-K for year ended December 31, 2010

Dear Mr. Vaughn:

By signing this letter, the Company hereby acknowledges that:

•       The Company is responsible for the adequacy and accuracy of the disclosure in the fillings;
•       Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•       The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James J. Fahrner
Name: James J. Fahrner
Title: Chief Financial Officer

EXHIBIT A

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☐	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission File No. 000-26139

Titan Energy Worldwide, Inc.

Nevada	26-0063012
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

55820 Grand River Avenue, Suite 225, New Hudson MI 48165
(Address of principal executive offices) (Zip Code)

Company’s telephone number, including area code: (248) 264-1900
Securities registered under Section 12(b) of the Exchange Act: None.

Securities registered under Section 12(g) of the Exchange Act:

Common stock, par value $0.0001 per share.
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☐

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐  No ☐

Check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained in this form, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,”“accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☐

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of June 30, 2010 (the last business day of the registrant’s most recently completed second fiscal quarter): $11,448,667

Indicate the number of shares outstanding of the Company’s classes of common stock as of April 5, 2011: 30,720,996 shares.

Documents incorporated by reference: None.

EXPLANATORY NOTE

We are filing this Amendment No. 1 (the “Amendment”) to our annual report on Form 10-K for the year ended December 31, 2010 filed April 6, 2011 (the “Original Report”) to correct reported EBITDA on page 3 of the Original Report and to correct the date of Exhibit 32.1 and 32.2 in response to comments from the U.S. Securities and Exchange Commission (“SEC”).  The corrected sentence on page 3 of the Original Filing should read:  Our 2010 adjusted EBITDA is a negative $(1,402,654).  Exhibit 32.1 and 32.2 have been amended and restated in their entirety.  In accordance with the rules of the SEC, we have amended and restated the entirety of the Original Filing with the exception of previously filed exhibits.

As required by Rule 12b-15 under the Exchange Act, new certifications by our principal executive officer and principal financial officer are filed as exhibits to this Amendment under Item 15 of Part IV hereof. Except as stated herein, this Amendment does not reflect events occurring after the filing of the Original Report with the SEC on April 6, 2011 and no attempt has been made in this Amendment to modify or update other disclosures as presented in the Original Report. Accordingly, this Amendment should be read in conjunction with our filings with the SEC subsequent to the filing of the Original Report.

PART I

ITEM 1.  Description of Business

Statements in this Form 10-K Annual Report may be “forward-looking statements.”  Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by our management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and probably will, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this Form 10-K Annual Report, including the risks described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other documents which we file with the Securities and Exchange Commission (“SEC”).

In addition, such statements could be affected by risks and uncertainties related to our financial condition, factors that affect our industry, market and customer acceptance, competition, government regulations and requirements, pricing, general industry and market conditions, growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 10-K Annual Report.

Overview

We are a provider of onsite power generation, energy management and energy efficiency products and services that help support and improve the performance of our nation’s electrical utility grid. We specialize in the deployment of power generation equipment at the consumer’s facility and the integration of that equipment through monitoring and communication systems into a variety of programs that are designed to help support the performance and integrity of the utility’s electrical grid.  These onsite power generation systems support a customer’s critical operations during times of power failure and can serve as demand reduction resources to reduce energy usage and decrease demand on the electrical grid during peak periods. When managed with intelligent monitoring systems and controls, Titan’s programs offer a vital and significant contribution to the development of the nation’s Smart Grid. We contribute the tools and resources to produce immediate and long term improvements in the performance and stability in the energy production and transmission segments of the electrical grid and reduce the need for new power plants.  We believe that our ability to combine the value of onsite power generation solutions with energy efficiency, demand response and asset management services is nearly unprecedented in our industry and  makes the Company more competitive and better able to meet the needs of our customers.

We provide our products and services to industrial, commercial and government customers throughout the U.S. We have more than 1,000 customers representing more than 5,000 generators at locations across the country.  Our customers include utilities, major national retailers, telecommunications companies, banks, data centers, grocery stores, hospitals and other health care facilities, schools and colleges, property management companies, government and military facilities, manufacturers, retail stores among others.

Since our inception, we have grown substantially. We began with one office providing emergency and back-up power in 2006 and have expanded to more than 11 states which are serviced by seven regional offices.  We also have developed a growing international business with sales to the Caribbean, Central and South America. We have expanded our maintenance and service programs for power generation assets and now offer remote monitoring and technologies that support interruptible rate programs for several of our customers.

We reported gross sales revenues of $14 million in 2010, a 32% increase from the previous year.  As discussed in more detail below, about 72% of these revenues were from the sale of power generation equipment and 28% from our service programs. We have significantly grown our service business which for the most part consists of recurring revenue service contracts to maintain and manage our customers’ power generation assets.

Currently, we are operating at a net loss from continuing operations, which was $3,674,120 in 2010.  Our cash out flow from operations was approximately $665,009 for 2010.   The Company believes the EBITDA is a better indicator of our liquidity position which is calculated by adjusting our cash out flow by the changes in operating assets and liabilities and reducing it by interest expense. Our 2010 adjusted EBITDA is ~~$1,402,654.~~a negative $(1,402,654). Management believes that the company can be EBITDA positive in 2012. Our computation of EBITDA, a non-GAAP measurer is set forth in the Management’s Discussion and Analysis–Liquidity and Capital Resource section of this report.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN ENERGY WORLDWIDE, INC.

Dated: ~~April 6,~~May 24, 2011	By:	/s/ Jeffrey W. Flannery
Jeffrey W. Flannery
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James J. Fahrner	Chief Financial Officer (Principal Financial Officer) and Director	~~April 6,~~May 24, 2011
James J. Fahrner

/s/ Jeffrey W. Flannery	Chief Executive Officer (Principal Executive Officer), Chairman and Director	~~April 6,~~May 24, 2011
Jeffrey W. Flannery

/s/ Thomas R. Black	Chief Operating Officer and Director	~~April 6,~~May 24, 2011
Thomas R. Black

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey W. Flannery, certify that:

1.	I have reviewed this Annual Report on Form 10-K/A (Amendment No. 1) of Titan Energy Worldwide, Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; And

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: ~~April 6,~~May 24, 2011

/s/ Jeffrey W. Flannery
Jeffrey W. Flannery
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James J. Fahrner, certify that:

1.	I have reviewed this Annual Report on Form 10-K/A (Amendment No. 1) of Titan Energy Worldwide, Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; And

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: ~~April 6,~~May 24, 2011

/s/ James J. Fahrner
James J. Fahrner
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTIONS 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Titan Energy Worldwide, Inc. (the “Company”) on Form 10-K for the year ended December 31, ~~2009~~2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jeffrey W. Flannery, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: ~~April 6,~~May 24, 2011

/s/ Jeffrey W. Flannery
Jeffrey W. Flannery
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Titan Energy Worldwide, Inc. (the “Company”) on Form 10-K for the period ended December 31, ~~2009~~2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James J. Fahrner, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: ~~April 6,~~May 24, 2011

/s/ James J. Fahrner
James J. Fahrner
Chief Financial Officer